

May 24, 2017

Sujal Shah
Interim President and Chief Executive Officer
CymaBay Therapeutics, Inc.
7999 Gateway Blvd., Suite 130
Newark, CA 94560

      Re: CymaBay Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed May 11, 2017
            File No. 333-217889

Dear Mr. Shah:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-3 filed May 11, 2017

Plan of Distribution, page 11

1.   Your disclosure of the plan of distribution covered by the prospectus supplement included in the registration statement states that sales of your common stock may be made to or through a market maker. It further states that JonesTrading may also sell your common stock by any other method permitted by law, including in privately negotiated transactions. Please tell us whether sales made to or through a market maker or sales made in privately negotiated transactions satisfy the "at the market offering" definition under Rule 415. If any sales method does not constitute a sales method that is deemed an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional

prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Westbrook at (202) 551-5019 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Matthew Hemington